SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of
                                           CERTIFICATE
AMEREN CORPORATION
                                               OF
File No. 70-9133
                                           NOTIFICATION
(Public Utility Holding Company
Act of 1935)

--------------------------------------------------------------------------------


         This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the
"Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.

1)       Ameren common stock - New Issue:  None.


2) Ameren common stock - dividend reinvestment plan and employee benefit plans: Ameren purchased 374,282 shares under its dividend reinvestment plan, 0 shares under its Long Term Incentive Plan and 112,859 shares under its employee benefit plans.

3)       Guaranteed issued
         No performance guarantees.
         The following financial guarantees were issued during the 2nd quarter of 2001.

Name of Parent    Name of Subsidiary                                       Amount            Terms                 Purpose
--------------    ------------------                                       ------            -----                 -------
Ameren Corp.      Ameren Energy Fuels & Services Co.                       $    500,000     through 12/31/01      Credit Support
Ameren Corp.      Ameren Energy Development Co.                            $  5,500,000               -           Credit Support
Ameren Corp.      Ameren Energy Marketing                                  $  3,000,000     through 12/31/01      Credit Support
Ameren Corp.      Ameren Energy Fuels & Services Co.                       $    500,000     through 05/15/02      Credit Support


4)       Short-term debt issued by Ameren during the 2nd quarter of 2001:

         A. Commercial paper issued through J. P. Morgan Securities and/or Banc of America Securities during the quarter, ranging from $212.9 million to $384.2 million, at an average interest rate of 4.4%.

         B. Bank loans from Banca Nazionale del Lavoro and Northern Trust:

                  BNL - $20 million from 6/18/01 through 6/30/01 at a rate of 4.25% Northern Trust - $10 million from 6/18/01 through 6/30/01 at a rate of 4.48%

         Maximum indebtedness at any one time:  $414.2 million on June 30, 2001.

5) Financings consummated by any Utility Subsidiary not exempt under Rule 52:

         Union Electric Company:
         Commercial paper issued through Bank One Capital Markets, Goldman Sachs, and/or A. G. Edwards & Sons, ranging from a low of $9.3 million to a high of $179.1 million, at an average interest rate of 4.2%.

6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52:
         None.


7)       Forms U-6B-2 filed with the Commission:
         Quarterly report filed May 30,2001 by Ameren Corporation and various subsidiaries.
         Ten-day notification filed by Central Illinois Public Service Company on June 15, 2001.


8)       Balance Sheets:
         The consolidated and stand-alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.


9)       Registration Statements:
         None.


                                    SIGNATURE

               The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                        Ameren Corporation



                                        By  /s/ Steven R. Sullivan
                                          --------------------------------
                                                Steven R. Sullivan
                                          Vice President, General Counsel
                                                  and Secretary

August 29, 2001
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
                                                                                                                        Exhibit A
                                                                                                                      Page 1 of 3
                                                          AMEREN CORPORATION
                                                      CONSOLIDATED BALANCE SHEET
                                                               UNAUDITED
                                                               ---------
                                                 (Thousands of Dollars, Except Shares)

                                                                June 30,       December 31,
ASSETS                                                             2001             2000
------                                                       ---------------  -------------
Property and plant, at original cost:
   Electric                                                   $ 13,148,839    $ 12,684,366
   Gas                                                             520,738         509,746
   Other                                                           101,516          97,214
                                                              ------------    ------------
                                                                13,771,093      13,291,326
   Less accumulated depreciation and amortization                6,363,185       6,204,367
                                                              ------------    ------------
                                                                 7,407,908       7,086,959
Construction work in progress:
   Nuclear fuel in process                                          84,528         117,789
   Other                                                           565,354         500,924
                                                              ------------    ------------
         Total property and plant, net                           8,057,790       7,705,672
                                                              ------------    ------------
Investments and other assets:
   Investments                                                      40,264          40,235
   Nuclear decommissioning trust fund                              187,210         190,625
   Other                                                           109,408          97,630
                                                              ------------    ------------
         Total investments and other assets                        336,882         328,490
                                                              ------------    ------------
Current assets:
   Cash and cash equivalents                                        72,530         125,968
   Accounts receivable - trade (less allowance for doubtful
         accounts of $5,429 and $8,028, respectively)              487,155         474,425
   Other accounts and notes receivable                              51,230          56,529
   Materials and supplies, at average cost -
      Fossil fuel                                                  149,680         107,572
      Other                                                        118,578         119,478
   Other current assets                                             32,160          37,210
                                                              ------------    ------------
         Total current assets                                      911,333         921,182
                                                              ------------    ------------
Regulatory assets:
   Deferred income taxes                                           601,281         600,100
   Other                                                           156,129         158,986
                                                              ------------    ------------
         Total regulatory assets                                   757,410         759,086
                                                              ------------    ------------
Total Assets                                                  $ 10,063,415    $  9,714,430
                                                              ============    ============
CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, 400,000,000 shares
     authorized - 137,215,462 shares outstanding              $      1,372    $      1,372
   Other paid-in capital, principally premium on
     common stock                                                1,580,928       1,581,339
   Retained earnings                                             1,592,406       1,613,960
   Accumulated other comprehensive income                           (5,587)           --
                                                                              ------------
   Other                                                            (5,284)           --
                                                              ------------    ------------
      Total common stockholders' equity                          3,163,835       3,196,671
   Preferred stock not subject to mandatory redemption             235,197         235,197
   Long-term debt                                                2,973,289       2,745,068
                                                              ------------    ------------
         Total capitalization                                    6,372,321       6,176,936
                                                              ------------    ------------
Minority interest in consolidated subsidiaries                       3,534           3,940
Current liabilities:
   Current maturity of long-term debt                               24,444          44,444
   Short-term debt                                                 446,983         203,260
   Accounts and wages payable                                      314,609         462,924
   Accumulated deferred income taxes                                41,498          49,829
   Taxes accrued                                                   203,294         124,706
   Other                                                           254,677         300,798
                                                              ------------    ------------
         Total current liabilities                               1,285,505       1,185,961
                                                              ------------    ------------
Accumulated deferred income taxes                                1,562,746       1,540,536
Accumulated deferred investment tax credits                        162,266         164,120
Regulatory liability                                               177,215         183,541
Other deferred credits and liabilities                             499,828         459,396
                                                              ------------    ------------
Total Capital and Liabilities                                 $ 10,063,415    $  9,714,430
                                                              ============    ============

                                                                                                                          Exhibit A
                                                                                                                        Page 2 of 3

                                                CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                                             BALANCE SHEET
                                                               UNAUDITED
                                                               ---------
                                                 (Thousands of Dollars, Except Shares)

                                                                June 30,     December 31,
ASSETS                                                            2001           2000
------                                                       -----------   --------------
Property and plant, at original cost:
   Electric                                                   $1,204,806   $1,195,418
   Gas                                                           275,557      273,573
                                                              ----------   ----------
                                                               1,480,363    1,468,991
   Less accumulated depreciation and amortization                672,889      654,897
                                                              ----------   ----------
                                                                 807,474      814,094
Construction work in progress                                     10,156        6,558
                                                              ----------   ----------
         Total property and plant, net                           817,630      820,652
                                                              ----------   ----------
Investments and other assets:
   Intercompany notes receivable                                 468,981      511,701
   Intercompany tax receivable                                   187,661      194,975
   Other assets                                                   17,637       17,085
                                                              ----------   ----------
         Total investments and other assets                      674,279      723,761
                                                              ----------   ----------
Current assets:
   Cash and cash equivalents                                      35,370       29,801
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,270 and $1,777, respectively)            132,944      160,996
   Other accounts and notes receivable                            34,335       25,035
   Intercompany notes receivable                                  42,720       39,925
   Intercompany tax receivable                                    15,221       15,809
   Materials and supplies, at average cost -
      Fossil fuel                                                 26,414       22,560
      Other                                                        9,965        9,821
   Other                                                           5,911        6,240
                                                              ----------   ----------
         Total current assets                                    302,880      310,187
                                                              ----------   ----------
   Regulatory assets                                              15,521       12,541
                                                              ----------   ----------
Total Assets                                                  $1,810,310   $1,867,141
                                                              ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, 45,000,000 shares
      authorized - 25,452,373 shares outstanding              $  120,033   $  120,033
   Retained earnings                                             453,736      435,211
                                                              ----------   ----------
         Total common stockholder's equity                       573,769      555,244
   Preferred stock not subject to mandatory redemption            80,000       80,000
   Long-term debt                                                606,954      463,174
                                                              ----------   ----------
        Total capitalization                                   1,260,723    1,098,418
                                                              ----------   ----------
Current liabilities:
   Current maturity of long-term debt                             10,000       30,000
   Intercompany notes payable                                     51,250      223,320
   Accounts and wages payable                                     87,658      106,739
   Accumulated deferred income taxes                              19,657       19,639
   Taxes accrued                                                  16,762       13,899
   Other                                                          32,216       33,448
                                                              ----------   ----------
         Total current liabilities                               217,543      427,045
                                                              ----------   ----------
Accumulated deferred income taxes                                264,584      273,505
Accumulated deferred investment tax credits                       12,435       12,965
Regulatory liability                                              35,124       34,898
Other deferred credits and liabilities                            19,901       20,310
                                                              ----------   ----------
Total Capital and Liabilities                                 $1,810,310   $1,867,141
                                                              ==========   ==========



                                                                                                                          Exhibit A
                                                                                                                        Page 3 of 3
                                                        UNION ELECTRIC COMPANY
                                                             BALANCE SHEET
                                                               UNAUDITED
                                                               ---------
                                                 (Thousands of Dollars, Except Shares)

                                                                June 30,      December 31,
ASSETS                                                            2001            2000
------                                                       -----------     -------------
Property and plant, at original cost:
   Electric                                                   $ 9,616,855    $ 9,449,275
   Gas                                                            245,147        236,139
   Other                                                           37,062         37,140
                                                              -----------    -----------
                                                                9,899,064      9,722,554
   Less accumulated depreciation and amortization               4,684,187      4,571,292
                                                              -----------    -----------
                                                                5,214,877      5,151,262
Construction work in progress:
   Nuclear fuel in process                                         84,528        117,789
   Other                                                          207,049        111,527
                                                              -----------    -----------
         Total property and plant, net                          5,506,454      5,380,578
                                                              -----------    -----------
Investments and other assets:
   Nuclear decommissioning trust fund                             187,210        190,625
   Other                                                           73,513         65,811
                                                              -----------    -----------
         Total investments and other assets                       260,723        256,436
                                                              -----------    -----------
Current assets:
   Cash and cash equivalents                                        5,209         19,960
   Accounts receivable - trade (less allowance for doubtful
         accounts of $4,159 and $6,251, respectively)             317,141        277,947
   Other accounts and notes receivable                             36,941         28,216
   Intercompany notes receivable                                  177,010        255,570
   Materials and supplies, at average cost -
      Fossil fuel                                                  67,869         52,155
      Other                                                        83,465         82,161
   Other                                                           13,043         16,757
                                                              -----------    -----------
         Total current assets                                     700,678        732,766
                                                              -----------    -----------
Regulatory assets:
   Deferred income taxes                                          601,203        599,973
   Other                                                          140,134        146,373
                                                              -----------    -----------
         Total regulatory assets                                  741,337        746,346
                                                              -----------    -----------
Total Assets                                                  $ 7,209,192    $ 7,116,126
                                                              ===========    ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, 150,000,000 shares
     authorized - 102,123,834 shares outstanding              $   510,619    $   510,619
   Other paid-in capital, principally premium on
     common stock                                                 701,896        701,896
   Retained earnings                                            1,333,187      1,358,137
   Accumulated other comprehensive income                          (3,610)          --
                                                              -----------    -----------
        Total common stockholder's equity                       2,542,092      2,570,652
   Preferred stock not subject to mandatory redemption            155,197        155,197
   Long-term debt                                               1,844,779      1,760,439
                                                              -----------    -----------
         Total capitalization                                   4,542,068      4,486,288
                                                              -----------    -----------
Current liabilities:
   Accounts and wages payable                                     263,616        293,511
   Accumulated deferred income taxes                               23,131         30,325
   Taxes accrued                                                  166,749         86,125
   Other                                                          152,183        196,127
                                                              -----------    -----------
         Total current liabilities                                605,679        606,088
                                                              -----------    -----------
Accumulated deferred income taxes                               1,339,547      1,315,109
Accumulated deferred investment tax credits                       132,320        132,922
Regulatory liability                                              142,091        148,643
Other deferred credits and liabilities                            447,487        427,076
                                                              -----------    -----------
Total Capital and Liabilities                                 $ 7,209,192    $ 7,116,126
                                                              ===========    ===========